SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Extraordinary General Shareholders’ Meeting” dated on September 24, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Extraordinary General Shareholders’ Meeting

September 24, 2004 (01 page)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telefonica.com.br
URL:	www.telefonica.com.br

(São Paulo, Brazil – September 24, 2004) - The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on October 15, 2004, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

I.	Appointment of a Board of Directors’ member, as a complement to the current term that expires on the date of the Ordinary General Shareholders’ Meeting of 2007.

GENERAL INSTRUCTIONS

A)	The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 16th floor, São Paulo-SP, Secretaria Geral, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on October 13, 2004 at 11:00 hours; in the case of entities, the powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation;

B)	The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity from October 13, 2004 on, inclusive;

C)	According to CVM Edicts #165 dated as of December 11, 1991 and # 282 dated as of June 26, 1998, the minimum percentage of participation in the voting capital stock required to adopt the procedure of multiple voting for the election of members of the Board of Directors is 5% (five percent).

São Paulo, September 24, 2004

Fernando Xavier Ferreira

Chairman, Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: September 24, 2004.	By:	/s/ Charles E. Allen
		Name:	Charles E. Allen
		Title:	Investor Relations Director